UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

December 08, 2025

YATRA ONLINE, INC.

Gulf Adiba, Plot No. 272, 4th Floor

Udyog Vihar, Phase-II

Sector-20, Gurugram-122008, Haryana

India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Submissions of Matters to a Vote of Shareholders

Annual General Meeting

Yatra Online, Inc. (the “Company”) held its Annual General Meeting of shareholders on December 08, 2025.

The following resolutions, as described in detail in the Company’s proxy statement attached to the Company’s Form 6-K dated November 14, 2025, were submitted to the Company’s shareholders at this meeting and were duly approved and passed:

i.	Ordinary resolution to re-appoint Mr. Dhruv Shringi, Class III director nominee, to the Board of Directors to serve for a three-year term expiring at the 2028 annual general meeting; and

ii.	Ordinary resolution to ratify the appointment of BDO India Services Private Limited as our independent registered public accountant for the fiscal year ending March 31, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YATRA ONLINE, INC.

Date: December 08, 2025	By:	/s/ Siddhartha Gupta
Siddhartha Gupta
Chief Executive Officer